UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

Commission File Number: 001-31328

PACIFIC RIM MINING CORP.
(Translation of registrant's name into English)

Suite #1050 – 625 Howe Street
Vancouver, B.C. V6C 2T6 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [  ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	Condensed Interim Consolidated Financial Statements January 31, 2013 and 2012

99.2	Management Discussion and Analysis

99.3	Certification of Interim Filings - CEO

99.4	Certification of Interim Filings - CFO

99.5	News Release dated March 13, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Rim Mining Corp.
(Registrant)

Date: March 13, 2013	By:	/s/ Barbara Henderson

Barbara Henderson
	Title:	VP Investor Relations & Corporate Secretary